



JOHNSON MUTUAL FUNDS

Johnson Institutional Intermediate Bond Fund

CLASS I: JIBEX CLASS F: JIMEX

AS OF: MARCH 31, 2020

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

CLASS I



★★★

CLASS F

★★

KEY FACTS

Class:	Class I	Class F
Ticker:	JIBEX	JIMEX
CUSIP:	479164709	479164824
Share Class Launch Date:	8/31/2000	5/1/2018
Expense Ratio (gross):	0.30%	0.55%
Expense Ratio (net):	0.25%	0.40%

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark:

Bloomberg Barclays Intermediate US Gov't/Credit Bond Index

Average Credit Quality:	AA-
SEC Yield:	1.02% (Class I)
Effective Duration:	4.57 years
Weighted Average Life:	5.07 years
Portfolio Turnover:	34.16% (12-mo.)
Number of Holdings	87

ANNUALIZED PERFORMANCE

	Class I JIBEX	Benchmark -
1 YEAR:	1.99%	2.01%
3 YEAR:	4.55%	4.36%
5 YEAR:	3.26%	2.79%
10 YEAR:	3.29%	2.88%

FUND DESCRIPTION

Johnson Institutional Intermediate Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection. The Fund's stated objective is a high level of income over the long term consistent with preservation of capital.

REFINITIV LIPPER FUND AWARDS

2021 WINNER UNITED STATES

FUND HIGHLIGHTS

- 100% Investment Grade securities
- No derivatives, no high-yield, no foreign currency exposure
- Proprietary Quality Yield approach



INVESTMENT STRATEGY

- Strict adherence to quality credit discipline
- Overweight "low beta", shorter duration credit
- Utilize longer duration government securities as a credit hedge and for liquidity
- Emphasize intermediate maturity to capture roll return and "off the run" yield premium
- Neutral duration slightly longer than the Bloomberg Barclays Intermediate US Gov't/Credit Bond Index
- In managing the Fund, portfolio managers do not speculate on changes in interest rates

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is that bonds should act like bonds, especially during periods of economic and market stress. In other words, there should be no surprises in a bond portfolio. Therefore, the team focuses exclusively on quality securities and only utilizes investment-grade rated bonds that are dollar denominated – no derivatives, no currency exposure, and no high-yield.

The team also understands that income drives returns over time for bond investors, which leads to an emphasis on yield spread products in the portfolio. The credit portion of the portfolio is shorter in duration and emphasizes intermediate maturity securities. This provides more opportunities for both yield curve and credit curve roll returns. The team's disciplined credit process also eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing this with longer duration government bonds, but underweight compared to the benchmark, provides a hedge to the portfolio emphasis on credit and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

CALENDAR YEAR PERFORMANCE

	1ST QTR 2021	YTD	2020	2019	2018	2017	2016
CLASS I – JIBEX	-2.27%	-2.27%	7.20%	7.53%	0.42%	2.99%	3.37%
CLASS F – JIMEX	-2.37%	-2.37%	7.07%	7.35%			
BENCHMARK	-1.86%	-1.86%	6.43%	6.80%	0.88%	2.14%	2.08%

QUALITY WEIGHTINGS:



SECTOR WEIGHTINGS:



■ JOHNSON   ■ BLOOMBERG BARCLAYS INTERMEDIATE US GOV'T/CREDIT BOND INDEX

FIXED INCOME
PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
• President & CIO
• 27 Years Industry Experience

Dale Coates, CFA
• Vice President & Portfolio Manager
• 38 Years Industry Experience

Michael Leisring, CFA
• Director of Fixed Income
• 21 Years Industry Experience

Brandon Zureick, CFA
• Director & Portfolio Manager
• 12 Years Industry Experience

David Theobald, CFA
• Portfolio Manager
• 13 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Adviser has contractually agreed to waive a portion (0.05%) of its management fees for the Johnson Institutional Intermediate Bond Fund, at least through April 30, 2022, so that the Management Fee is 0.25% for the period. The Adviser may not unilaterally change the contract until May 1, 2022. Additionally, a portion (0.10%) of the 12b-1 fee is also being waived through April 30, 2022 for the Class F Shares. Absent such arrangements, which cannot be changed without Board approval, the returns may have been lower. For more information, please carefully read the most recent prospectus dated May 1, 2021. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' ranking of the Johnson Institutional Intermediate Bond Fund, respectively. This award is not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.



JOHNSON
ASSET MANAGEMENT

Media Contact: Rob Pasquinucci, 513.604.3556
rob.pasquinucci@intrinzicbrands.com

FOR IMMEDIATE RELEASE
May 20, 2021

JOHNSON ASSET MANAGEMENT WINS REFINITIV LIPPER FUND AWARD

Johnson Institutional Intermediate Bond Fund is a 2021 Winner



REFINITIV LIPPER FUND AWARDS
2021 WINNER
UNITED STATES

CINCINNATI, OHIO - Johnson Asset Management announced that one of its mutual funds received the 2021 Lipper Fund Award in recognition of consistently strong risk-adjusted performance relative to their peers. The Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitiv Lipper Fund Award for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds.

This honor is given to individual mutual funds that have outperformed peers based on risk-adjusted, consistent returns over three-, five-, and 10-years relative to their peers. Refinitiv Lipper designates award-winning funds in most individual classifications for the three-, five-, and 10-year periods.

Johnson Institutional Intermediate Bond Fund - "Best Fund over 3 Years" and "Best Fund over 5 Years"

"We are very proud of the results that we have been able to achieve for our clients. We are grateful that our passion for fixed income investing combined with our consistent, disciplined approach has led to this recognition by Lipper," said Michael Leisring. Michael is the Director of Fixed Income & Portfolio Manager for the Institutional Intermediate Bond Fund and has been with the firm since 1999.

Johnson Institutional Intermediate Bond Fund aims to provide consistent returns above the Bloomberg Barclays US Intermediate Government/Credit benchmark both over time and through time. Since the fixed income portion of a portfolio also serves as a risk diversifier to volatility, the investment team believes it is essential to provide consistent returns each and every year. The team seeks a high batting average of success without incurring unnecessary risks in the portfolio or making bets. Over time, the portfolio is design to deliver excess returns with comparable overall volatility to the market, and greater downside risk protection during difficult market periods.

The Core Bond fund is led by Johnson Asset Management's five-person Fixed Income Investment team. The objective of the funds is to outperform the market index with comparable volatility and greater downside risk protection. The team strives to deliver clients consistent and attractive long-term investment results using their proprietary Quality Yield approach.

About Refinitiv Lipper Fund Awards

For more than 30 years and in over 17 countries worldwide, the highly respected Refinitiv Lipper Awards have honored funds and fund management firms that have excelled in providing consistently strong risk-adjusted performance relative to their peers and focus the investment world on top-funds. The merit of the winners is based on entirely objective, quantitative criteria. This coupled with the unmatched depth of fund data, results in a unique level of prestige and ensures the award has lasting value. Renowned fund data and proprietary methodology is the foundation of this prestigious award qualification, recognizing excellence in fund management. Find out more at www.lipperfundawards.com.

About Johnson Asset Management

Johnson Asset Management is a national investment management firm based in Cincinnati, Ohio specializing in the unique needs of institutional clients. They are an independent, 100% employee-owned firm with over $5.1 billion in institutional assets under management and over $15 billion in total firm wide assets under management as of December 31, 2020. Johnson has served institutional clients since 1976, regarding these relationships as partnerships and viewing exceptional client service as a cornerstone of the organization. The firm's primary objective is to deliver clients a high-quality portfolio designed to outperform the market with comparable volatility while providing stability — especially during periods of economic or market stress.



Disclosure: The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitive Lipper Award for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' rankings of the Johnson Institutional Intermediate Bond Fund, respectively. This award is not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.

###

Press Release Posts on JAM Website> Newsroom

JOHNSON INSTITUTIONAL INTERMEDIATE BOND FUND WINS LIPPER AWARD

Johnson Asset Management's mutual fund has received the 2021 Lipper Fund Award in recognition of consistently strong risk-adjusted performance relative to their peers. The Johnson Institutional Intermediate Bond Fund is a winner of the Refinitiv Lipper Fund Award for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds. (link to JAM Press Release PDF)

Social media posts: (FOR JAM LinkedIn page)



JOHNSON INSTITUTIONAL INTERMEDIATE BOND FUND AWARDED "BEST FUND OVER 3 YEARS" & "BEST FUND OVER 5 YEARS"
REFINITIV LIPPER FUND AWARDS
2021 WINNER UNITED STATES
JOHNSON
ASSET MANAGEMENT

"We are grateful that our passion for fixed income investing combined with our consistent, disciplined approach has led to this recognition by Lipper."
Michael Leisring, CFA
Director of Fixed Income

"We are very proud of the results that we have been able to achieve for our clients."
Michael Leisring, CFA, Director of Fixed Income

Johnson Asset Management has received two Lipper Fund Awards. In recognition of consistently strong risk-adjusted performance relative to its peers, the Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitiv Lipper Fund Award for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds.

"We are very proud of the results that we have been able to achieve for our clients. We are grateful that our passion for fixed income investing combined with our consistent, disciplined approach has led to this recognition by Lipper," said Michael Leisring. Michael is the Director of Fixed Income & Portfolio Manager for the Institutional Intermediate Bond Fund and has been with the firm since 1999.

(link to JAM Press Release PDF)

JAM website mutual funds page:

Johnson Institutional Intermediate Bond Fund
Johnson Institutional Intermediate Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection.
Class I Ticker: JIBEX
Class F Ticker: JIMEX
REFINITIV LIPPER FUND AWARDS
2021 WINNER UNITED STATES
CLASS I CURRENT NAV: $16.27
CLASS F CURRENT NAV: $16.51
SUMMARY PROSPECTUS
FULL PROSPECTUS
SEMI-ANNUAL REPORT
ANNUAL REPORT
QUARTERLY HOLDINGS
ADDITIONAL DOCUMENTS

Email signature:

Fred A. Brink, CFA
Managing Director

Office 513.661.3100
Toll free 800.541.0170
Fax 513.661.3160
fbrink@johnsonasset.com

Johnson Asset Management
3777 West Fork Road
Cincinnati, OH 45247
www.johnsonasset.com



JOHNSON
ASSET MANAGEMENT

A division of Johnson Investment Counsel

The Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitiv Lipper Fund Award for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds

REFINITIV LIPPER FUND AWARDS
2021 WINNER
UNITED STATES

Disclosure: The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (E-ective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the E-ective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' ranking of the Johnson Institutional Intermediate Bond Fund, respectively. This award is not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.